To:  Securities and Exchange Commission

November 22, 2005

As the result of a technical error, I mistakenly made an EDGAR filing using the wrong EDGAR form type. Please remove the following form type:

DATE:        November 15, 2005
FORM:        10-12B
DESCRIPTION: Registration of securities


Since the mistake was made, I have filed the CORRECT form as follows:

DATE:        November 15, 2005
FORM:        NT 10-Q
DESCRIPTION: Notification of inability to file a timely form 10-QSB

Thank you for your assistance.

Sincerely,



Michael Caggiano
President and CEO
Central American Equities

PHONE:      011-506-282-4160